Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2024 Q1

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

These risks and assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

o	changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;

o	the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access, including to fibre-to-the-premises (FTTP) facilities;

o	the potential for additional government intervention on pricing, including internet overage charges, roaming fees and other service charges;

o	changes to federal or provincial legislation or its application (including consumer protection legislation);

o	the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers;

o	potential threats to unitary federal regulatory authority over communications in Canada;

o	potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services;

o	amendments to the Competition Act and/or regulatory action by the Competition Bureau or other regulatory agencies;

o	spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation;

o	draft legislation permitting the government to restrict the use in telecommunications networks of equipment provided by specified companies for the purpose of securing the Canadian telecommunications system, which the government has initially proposed to include Huawei and ZTE;

o	draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency;

o	restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions;

o	unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the market and impact our market share and financial results (including revenue and free cash flow).

Risks and uncertainties include:

o	our ability to continue to retain customers by providing a customer service experience that meets or exceeds expectations, a range of relevant products and services and a reliable state-of-the-art network;

o	the intensity of competition, including aggressive promotional offers and device financing strategies and the ability of industry competitors to offer bundled and/or discounted services;

o	competition across all services with communications companies and virtual broadcast distribution undertakings and other over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services;

o	consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron), as well as any related regulatory actions;

o	regional operators leveraging wholesale access regulations to enter the market;

o	low-earth-orbit satellite internet services becoming available in urban areas;

o	our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow;

o	vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards;

o	TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services including artificial intelligence (AI)-enabled products and services;

o	in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and

o	in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution;

o	a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms;

o	the increasing number of households with only mobile and/or internet-based telephone services;

o	potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services;

o	disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	availability of resources and our ability to build out adequate broadband capacity;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer;

o	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;

o	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;

o	network reliability and change management; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•	Generative AI (GenAI).

GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

•	Climate and the Environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Risks and uncertainties include:

o	loss of employee work time as a result of illness or injury;

o	public concerns related to radio frequency emissions;

o	climate-related risks (such as extreme weather events and other natural hazards);

o	waste and waste recycling;

o	risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment; and

o	changing government and public expectations regarding environmental matters and our responses.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks and uncertainties include:

o	our ability to identify suitable candidates for partnerships or strategic transactions and our ability to complete these transactions;

o	our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner;

o	our ability to manage the requirements of large enterprise deals;

o	our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders);

o	our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings;

o	our ability to effectively manage the growth of our infrastructure and integrate new team members;

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments), as we have assets and operations located outside Canada and the U.S.

•	Customer service. Our service delivery directly impacts customer experience, customer churn rates, and likelihood to recommend outcomes. We may not be able to deliver the excellence our customers expect or maintain our competitive advantage in this area.

Risks and uncertainties include:

o	our ability to successfully implement cost reduction initiatives (including efficiency and effectiveness programs, business integrations, business product simplification, business process automation and outsourcing, offshoring, reorganizations, procurement initiatives, and real estate rationalization).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

Risks and uncertainties include:

o	recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recently acquired businesses in emerging areas of our business);

o	the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements;

o	our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives;

o	the risk that certain independent contractors in our business could be classified as employees; and

o	the physical and mental health of our team, which are critical to engagement and productivity.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	Our ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TI subordinate voting shares.

Our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the millimetre wave spectrum auction, which may commence after 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TI subordinate voting shares or the TELUS Common Shares or both.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results, effective governance of tax considerations and compliance. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

Risks and uncertainties include:

o	interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations;

o	the timing and character of income and deductions, such as depreciation and operating expenses;

o	tax credits or other attributes;

o	changes in tax laws, including tax rates;

o	tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation;

o	elimination of income tax deferrals; and

o	changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

Risks and uncertainties include:

o	the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments;

o	expectations regarding future interest rates;

o	inflation;

o	unemployment levels;

o	immigration levels;

o	effects of volatility in oil prices;

o	effects of low business spending (such as reducing investments and cost structure);

o	pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates;

o	fluctuations in exchange rates of the currencies of various countries in which we operate;

o	sovereign credit ratings and effects on the cost of borrowing;

o	the impact of tariffs on trade between Canada and the United States; and

o	global implications of the dynamics of trade relationships among major world economies.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks and uncertainties include:

o	our ability to successfully respond to investigations and regulatory proceedings;

o	our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Many of these risks and uncertainties are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Management’s discussion and analysis (MD&A)

May 9, 2024

Contents

Section		Page	Subsection
1.	Introduction	8 8 9	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy	12
3.	Corporate priorities for 2024	12
4.	Capabilities	14 14 15 16	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	16 17 18 20 25

5.1 General

5.2 Summary of consolidated quarterly results and trends

5.3 Consolidated operations

5.4 TELUS technology solutions segment

5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position	28
7.	Liquidity and capital resources	29 30 30 31 32 33 34 34 35 35 35

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	36 36	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	36	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	41
11.	Definitions and reconciliations	41 46	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

© 2024 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2024, and should be read together with our March 31, 2024 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 9, 2024.

In this MD&A, unless otherwise indicated, results for the first quarter of 2024 (three-month period ended March 31, 2024) are compared with results for the first quarter of 2023 (three-month period ended March 31, 2023).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and social purpose to enable remarkable human outcomes. Our long-standing commitment to putting our customers first across the full range of our solutions spanning mobile, data, IP, voice, television, entertainment, video and security, delivered over our award-winning networks, has made us a distinct leader in customer service excellence and loyalty. The recognition we have earned over the years from independent, industry-leading network insight firms highlights the speed, reliability and expansiveness of our leading networks, demonstrating our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that matter most. The healthcare industry continues to move toward the digitization of everyday functions across the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology that enables access to health information and delivers improved health outcomes with solutions such as employer-focused healthcare. We are also developing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

Digitally-led customer experiences – TELUS International (DLCX)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. This transformation is making customer experience and digital experience critically important competitive differentiators across a wide range of industries and sectors. DLCX clients and their customers have access to more information and more choices than ever before, and their expectations about brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. Customers value a consistent and personalized experience across every channel when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with an authentic human experience that demonstrates a genuine commitment to customer satisfaction. Brands need to move at the speed of the customer, which means rapid response and fast resolution with low customer effort, powered by next-generation technology. The opportunities that artificial intelligence (AI) presents for augmenting and enhancing CX are far-reaching.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident admissions[3]
							For the month of			For the month of
							March	March		March	March
	2024		2024	2024		2024	2024[4]	2023[4]	2024	2024	2023	2024	2024
Canada	1.5	[5]	1.1	2.6	[5]	2.5	6.1	5.0	6.3	242	214	237	485
B.C.	0.8	[6]	0.8	2.7	[6]	2.5	5.5	4.5	6.0	61	52	46	n/a
Alberta	2.9	[6]	1.9	2.5	[6]	2.6	6.3	5.7	6.5	40	27	40	n/a
Ontario	0.3	[6]	0.8	2.6	[6]	2.6	6.7	5.1	7.0	72	80	86	n/a
Quebec	0.7	[6]	0.6	2.7	[6]	2.6	5.0	4.2	5.4	47	35	43	n/a

n/a – not applicable
1	Assumptions are as of April 23, 2024 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2024-2026.html. Excludes non-permanent residents of Canada.
4	Source: Statistics Canada Labour Force Survey, March 2024 and March 2023, respectively.
5	Source: Bank of Canada Monetary Policy Report, April 2024.
6	Source: British Columbia Ministry of Finance, Budget and fiscal plan, 2024/25 – 2026/27, February 22, 2024; Alberta Ministry of Treasury Board and Finance, Fiscal Plan 2024 – 27, February 29, 2024; Ontario Ministry of Finance, 2024 Budget: Building a Better Ontario, March 26, 2024; and Ministère des Finances du Québec, Update on Quebec’s Economic and Financial Situation – Fall 2023, November 7, 2023, respectively.

1.3 Consolidated highlights

Long-term debt issues

On February 12, 2024, we announced a three-tranche note offering of: $500 million of senior unsecured 5.10% Sustainability-Linked Notes, Series CAN, maturing on February 15, 2034; $700 million of senior unsecured 4.80% Notes, Series CAO, maturing on December 15 2028; and $600 million of senior unsecured 4.95% Notes, Series CAP, maturing on February 18, 2031. The net proceeds from the three-tranche offering were used for the repayment of outstanding indebtedness, including the repayment of the $1.1 billion of 3.35% Notes, Series CK, upon maturity in April 2024, repayment of commercial paper and for other general corporate purposes, while some proceeds will be used for the repayment of a portion of the unsecured non-revolving $1.1 billion bank credit facility.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

The Series CAN notes were issued pursuant to the sustainability-linked bond (SLB) framework we announced on June 14, 2021. Cumulatively, we have issued five SLBs in Canada and one in the U.S., which solidifies our position as the largest SLB issuer in Canada, contributing to our position as a leader in social capitalism.

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2024	2023	Change
Consolidated statements of income
Operating revenues and other income	4,932	4,964	(0.6)%
Operating income	575	599	(4.0)%
Income before income taxes	181	279	(35.1)%
Net income	140	224	(37.5)%
Net income attributable to Common Shares	127	217	(41.5)%
Adjusted Net income[1]	390	386	1.0%

Earnings per share (EPS) ($)
Basic EPS	0.09	0.15	(40.0)%
Adjusted basic EPS[1]	0.26	0.27	(3.7)%
Diluted EPS	0.09	0.15	(40.0)%
Dividends declared per Common Share ($)	0.3761	0.3511	7.1%

Basic weighted-average Common Shares outstanding (millions)	1,476	1,439	2.6%

Consolidated statements of cash flows
Cash provided by operating activities	950	761	24.8%

Cash used by investing activities	(992)	(2,333)	(57.5)%
Acquisitions	(89)	(1,262)	(92.9)%
Capital expenditures[2]	(725)	(713)	1.7%

Cash provided by financing activities	1,342	1,475	(9.0)%

Other highlights
Telecom subscriber connections[3] (thousands)	19,168	17,953	6.8%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,638	1,621	1.1%
EBITDA margin[1] (%)	33.2	32.7	0.5	pts.
Restructuring and other costs	218	159	37.1%
Adjusted EBITDA[1]	1,856	1,779	4.3%
Adjusted EBITDA margin[1] (%)	37.6	35.9	1.7	pts.
Free cash flow[1]	396	535	(26.0)%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.78	3.85	(0.07)

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV® product.

Operating highlights

•	Consolidated Operating revenues and other income decreased by $32 million in the first quarter of 2024.

Service revenues decreased by $16 million in the first quarter of 2024, reflecting lower external revenues in the DLCX segment across most of its industry verticals, as well as declines in TV and fixed legacy voice services revenues due to technological substitution.

Equipment revenues decreased by $43 million in the first quarter of 2024, largely driven by lower mobile equipment revenues due to a reduction in contracted volumes.

Other income increased by $27 million in the first quarter of 2024, largely due to gains on residential real estate projects.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

•	Operating income decreased by $24 million in the first quarter of 2024. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs of $218 million in the first quarter of 2024 and other equity income related to real estate joint ventures, increased by $17 million in the first quarter of 2024.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Adjusted EBITDA, which excludes restructuring and other costs and other equity income related to real estate joint ventures, increased by $77 million in the first quarter of 2024, primarily driven by TTech growth. This reflected: (i) broad-based cost reduction efforts across both the TTech and DLCX segments, synergies achieved between LifeWorks® and our legacy Health business, and an increase in TTech outsourcing to DLCX, as well as savings in marketing, discretionary and administrative costs; (ii) higher mobile network, residential internet and security revenues; (iii) higher net gains in other income; and (iv) growth in managed, unmanaged and other fixed data services. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) labour cost imbalances arising from reductions in service volume demand in the DLCX segment; (iv) declining TV and fixed legacy voice margins; (v) lower mobile equipment margins; (vi) lower health and agriculture and consumer goods revenues from increased client churn; (vii) higher costs related to the scaling of our digital capabilities; and (viii) higher bad debt expense. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes decreased by $98 million in the first quarter of 2024 as a result of higher Financing costs and lower Operating income. The increase in Financing costs largely resulted from the impact of unrealized changes in virtual power purchase agreements forward element and higher interest expense. (See Financing costs in Section 5.3.)

•	Income tax expense decreased by $14 million in the first quarter of 2024. The effective income tax rate increased from 19.8% to 22.9% in the first quarter of 2024, largely related to items from foreign operations.

•	Net income attributable to Common Shares decreased by $90 million in the first quarter of 2024, reflecting the after-tax impacts of higher Financing costs and lower Operating income.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, other equity income related to real estate joint ventures and unrealized changes in virtual power purchase agreements forward element. Adjusted Net income increased by $4 million or 1.0% in the first quarter of 2024.

•	Basic EPS decreased by $0.06 or 40.0% in the first quarter of 2024, reflecting the after-tax impacts of higher Financing costs and lower Operating income, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, other equity income related to real estate joint ventures and unrealized changes in virtual power purchase agreements forward element. Adjusted basic EPS decreased by $0.01 or 3.7% in the first quarter of 2024.

•	Dividends declared per Common Share were $0.3761 in the first quarter of 2024, an increase of 7.1% from one year earlier. On May 8, 2024, the Board declared a second quarter dividend of $0.3891 per share on our issued and outstanding Common Shares, payable on July 2, 2024, to shareholders of record at the close of business on June 10, 2024. The second quarter dividend increased by $0.0255 per share or 7.0% from the dividend of $0.3636 per share declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

•	During the 12-month period ended on March 31, 2024, our total telecom subscriber connections increased by 1,215,000 or 6.8%. This reflected growth of 4.7% in mobile phone subscribers, 23.3% in connected device subscribers, 5.5% in internet subscribers, excluding the Pik TV subscriber adjustment, 5.9% in TV subscribers and 7.8% in security subscribers, partly offset by a decline of 2.8% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities increased by $189 million in the first quarter of 2024, primarily driven by other working capital changes and lower income taxes paid, net of recoveries received, partially offset by increased restructuring and other costs disbursements, net of expense, and increased interest paid. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities decreased by $1,341 million in the first quarter of 2024, largely attributable to lower cash payments for business acquisitions and lower cash payments for capital assets, excluding spectrum licences. Acquisitions decreased by $1,173 million in the first quarter of 2024, primarily reflecting the impact of the WillowTreeTM acquisition in the first quarter of 2023. (See Section 7.3 Cash used by investing activities.)

•	Cash provided by financing activities decreased by $133 million in the first quarter of 2024, primarily reflecting the impact of the first quarter 2023 draw-down of amounts advanced to us from an arm’s-length securitization trust, partially offset by greater long-term debt issued, net of redemptions and repayment. (See Section 7.4 Cash provided by financing activities.)

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.78 times at March 31, 2024, down from 3.85 times at March 31, 2023. The effect of the increase in net debt levels, primarily due to business acquisitions, was exceeded by the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions. As at March 31, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.44. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow decreased by $139 million in the first quarter of 2024, reflecting increased restructuring and other costs disbursements, net of expense and increased interest paid, partly offset by lower income taxes paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2023 annual MD&A.

3.	Corporate priorities for 2024

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2024 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•      Throughout the first quarter of 2024, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.2 million individuals.

•      During the quarter, we welcomed more than 2,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected over 57,600 households and 182,400 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost, high-speed internet service.

•      Our Mobility for Good® program offers free or low-cost smartphones and mobile phone rate plans to all youth aging out of foster care and to low-income seniors receiving the Guaranteed Income Supplement across Canada. During the quarter, we added over 1,400 youth and seniors, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for more than 53,700 people.

•      Our Health for Good® mobile health clinics facilitated 15,000 patient visits during the first three months of 2024. Since the program’s inception, we have enabled 215,000 cumulative patient visits in 25 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

•      During the quarter, our Tech for Good® program provided access to a personalized one-on-one assessment, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for over 850 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported more than 9,600 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.

•      During the first three months of 2024, more than 61,800 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to over 740,000 individuals since the program launched in 2013.

•      Currently, we have 19 TELUS Community Boards operating in Canada and around the world. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported more than 33 million youth in-need in Canada and around the world by granting over $126 million in cash donations to more than 10,000 initiatives.

•      Working in close collaboration with our 13 Canadian TELUS Community Boards, the Foundation provides grants to charities that promote education, health and well-being for youth across the country. Additionally, the Foundation provides bursaries for post-secondary students who are facing financial barriers and are committed to making a difference in their communities through the TELUS Student Bursary program. During the first quarter of 2024, the Foundation supported 265,000 youth by granting more than $3 million to over 200 Canadian registered charities. Since its inception in 2018, the Foundation has provided $50 million in cash donations to our communities, helping 15.4 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

•      During the quarter, TELUS Pollinator Fund for Good® led an equity investment round in U.K.-based Waymap, a technology company offering an accessibility-first, highly accurate navigation app that works outdoors, indoors and even deep underground. Since its inception in 2020, the Fund has invested in over 30 socially innovative companies, with 40% led by women and 50% led by Indigenous or racialized founders.

•      In January 2024, we were included in the Corporate Knights 2024 Global 100 Most Sustainable Corporations in the World; this was the 12th time we have been included since inception of the recognition in 2005.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•      In January 2024, we were recognized as the highest-valued telecom brand in Canada. In Brand Finance's Global 500 2024 most valuable brands report, it valued our 2024 brand at US$8.6 billion (C$11.7 billion), up 12.4% year-over-year, moving up 37 spots in its ranking and representing our highest third-party brand valuation ever.

• We were recognized by Mediacorp Canada Inc. during the quarter as one of Canada’s Top Employers for Young People (2024) in January and Canada’s Best Diversity Employers (2024) in March.
Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

•      In January 2024, we announced the partnership with Ericsson in the deployment of our 5G standalone network from coast-to-coast last year. Leveraging Ericsson’s 5G core technologies, our 5G standalone network enables us to bring customers the most advanced 5G services with functionalities like ultra-low latency and faster speeds to enable the next generation of 5G edge computing and Internet of Things (IoT) technologies for entire industries and organizations, from autonomous vehicles to enhanced public safety and healthcare technologies.

•      In February 2024, we partnered with Cisco Systems to launch new 5G capabilities in North America to serve IoT use-cases for industry verticals, with a focus on connected cars. This technology will introduce paths to enhance the driver experience and enable connected car manufacturers to leverage our wireless network to introduce 5G-enabled telematics, infotainment applications and advanced network services, along with subscription Wi-Fi services to customers.

•      Together with Samsung Electronics Co., Ltd., in February 2024, we announced that we will build Canada’s first commercial virtualized and open radio access network (RAN) – an intelligent, next-generation technology that offers enhanced performance, flexibility, energy efficiency and automation. With an open RAN, we are able to use components from different manufacturers that best meet our needs, while a virtualized RAN allows the use of software instead of hardware. This provides us with faster access to the latest technologies as they become available, helping enhance customer experiences and fuel network innovation, while increasing opportunities for equipment vendors.

•      In February 2024, we announced a collaboration with Amazon Web Services (AWS) and Samsung Electronics Co., Ltd. to become the first telecommunications provider in North America to evolve the roaming architecture, in our quest to enable greater reliability and faster speeds for customers travelling abroad. Traditionally, roaming traffic is routed through the provider’s home country, resulting in slower speeds for customers. With this evolved roaming architecture, traffic no longer needs to go through Canada but will be routed directly to the closest AWS Region worldwide that houses our network using Samsung virtualized roaming gateways, significantly enhancing speed and responsiveness of mobile services.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence
TELUS Health

•      In January 2024, we announced a partnership with Clinia, a leading provider of health-grade search technologies, to revolutionize health navigation and deliver personalized care throughout individuals’ health journeys. By harnessing Clinia’s AI-driven solutions, we can enhance interconnectivity and drive improved cost sustainability for payors and providers.

•      In January 2024, we collaborated with McMillan LLP, a national business law firm, to implement a new nationwide mental health initiative for associate lawyers (individuals who have been practicing for five years or less) in support of improved mental well-being. McMillan is the first law firm in Canada to introduce the TELUS Health Wellbeing Assessment to all associates, in an effort to foster a culture of support and build resilience within the firm.

• In February 2024, TELUS Health was recognized as an Overall Leader for next-generation benefits administration in both Canada and the United States by global analyst firm NelsonHall.

•      In February 2024, we expanded our TELUS Health Wellbeing solution for organizations in Australia. TELUS Health Wellbeing allows meaningful engagement with employees to educate and inspire them to make positive behavioural changes toward improved health. This includes health assessments and personalized challenges as well as recommendations to enhance decision-making for better overall health, wherever they are.

•      In March 2024, we announced that we were selected to provide a remote care management (RCM) solution in Ontario by Ontario Health. The RCM solution will be used to equip health practitioners with tools to actively monitor patients from a distance over time, resulting in early detection and quick intervention for patients, reduced hospital admissions and improved outcomes.

TELUS Agriculture & Consumer Goods

•      During the quarter, we completed the acquisition of ProagricaTM, a global provider of agronomic and business data solutions across the agricultural supply chain. Proagrica brings diverse talent and strong expertise that delivers customer-centric solutions across the agricultural ecosystem enhancing the customer digitization journey, improving data connectivity and gaining data-led insights.

•      During the quarter, our animal agriculture business rolled out the new TELUS Feedlot record management tool to our first client in Canada. This tool helps our clients by collecting data to support informed recommendations for cost-effective animal health strategies.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

•      In January, TI announced a strategic partnership with Morpheus Data, a pioneer in software for hybrid cloud management and platform operations. This collaboration further strengthens TI’s robust suite of cloud management solutions to further elevate end-to-end digital transformations for its clients.

•      In March, TI announced a strategic partnership with Local Measure, a global tech company pioneering the future of customer service technology. This partnership serves to design, build and deliver more intuitive, personalized, secure and scalable customer experiences on Amazon Connect.

•      In April, TI announced the Fuel iXTM beta launch of two solution layers: Fuel iX Core and Fuel iX Apps, as part of the ongoing growth and refinement of TI’s enterprise-grade AI engine. Fuel iX helps clients advance their GenAI pilots into production at scale, securely and safely, with access to more than 100 large language models and the flexibility of changing models after launch.

• During the quarter and into April, TI received several industry recognitions, including:

•      Being named a Leader by global research and advisory firm Everest Group in its inaugural Data Annotation and Labeling Solutions for Artificial Intelligence and Machine Learning PEAK Matrix Assessment 2024

•      Being included, for the eighth consecutive year, on The Global Outsourcing 100 list, listed amongst the best outsourcing providers across size and growth, customer references, awards and certifications, programs for innovation and CSR

•      Winning a 2024 Excellence in Customer Service Award in the Organization of the Year category by Business Intelligence Group. This award recognizes those who are transforming the customer experience in today's online-driven economy.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2023 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through March 31, 2024, we invested more than $7.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at March 31, 2024, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2023. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 95% of Canada’s population at March 31, 2024, consistent with one year earlier. Furthermore, our 5G network covered approximately 86% of Canada’s population at March 31, 2024, up from approximately 83% at March 31, 2023.

We are continuing to invest in urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our fibre footprint by connecting more homes and businesses directly to fibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security solutions integrate safety and security monitoring with smart devices.

As at March 31, 2024, more than 3.2 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from more than 3.0 million households and businesses in the first quarter of 2023.

Our core areas of focus in the global healthcare and financial well-being marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee assistance programs (EAP), internet-based cognitive behavioural therapy (iCBT), absence and disability management, executive, premier and occupational health services, corporate reward, training programs, recognition and perks programs, pension and benefits administration solutions, retirement and financial consulting, virtual care (comprehensive primary care, mental health support, wellness offerings for employees and citizens, pet care), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR)), claims management solutions, and curation of health content.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);

•	Non-controlling interests;

•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);

•	Cash and temporary investments;

•	Short-term borrowings (including those arising from securitized receivables); and

•	Other long-term debts (including those arising from securitized receivables).

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;

•	Purchase Common Shares for cancellation pursuant to normal course issuer bid programs;

•	Issue new shares (including Common Shares and TELUS International subordinate voting shares);

•	Issue new debt, issue new debt to replace existing debt with different characteristics;

•	Increase or decrease the amount of receivables sold to an arm’s-length securitization trust; and/or

•	Enter into a new arm’s-length securitization trust to replace an existing arm’s-length securitization trust with different characteristics.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

•      In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders and Section 10.15 Financing, debt and dividends in our 2023 annual MD&A.)

•      On May 8, 2024, the Board elected to declare a second quarter dividend of $0.3891 per share, payable on July 2, 2024, to shareholders of record at the close of business on June 10, 2024. The second quarter dividend for 2024 reflects a cumulative increase of $0.0255 per share or 7.0% from the dividend of $0.3636 per share declared one year earlier.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2024, for the dividends paid on January 2, 2024, our DRISP plan trustee acquired from Treasury approximately 8 million dividend reinvestment Common Shares for $191 million. For the dividends paid on April 1, 2024, the DRISP participation rate, calculated as the DRISP investment of $123 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 22%.

•      TELUS International currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1.2 billion at March 31, 2024, all of which was denominated in U.S. dollars (US$0.9 billion), compared to $1.9 billion (US$1.4 billion) at March 31, 2023.

•      Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$1.3 billion at March 31, 2024, compared to US$1.6 billion at March 31, 2023. The TI credit facility is non-recourse to TELUS Corporation.

•      Proceeds from securitized trade receivables were $100 million at March 31, 2024, compared to $589 million at March 31, 2023.

 Maintain compliance with financial objectives

•      Maintain investment-grade credit ratings – On May 9, 2024, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at March 31, 2024, this ratio was 3.78 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite life asset) and business acquisitions. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•      Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our target guideline. As at March 31, 2024, the ratio was 91%, outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2024, our available liquidity[1] was over $4.2 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting

For the three-month period ended March 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition and ongoing integration of LifeWorks, and correspondingly we are assessing our segmented reporting structure. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management, provided by TELUS International.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Operating revenues and other income	4,932	5,198	5,008	4,946	4,964	5,058	4,671	4,401
Operating expenses
Goods and services purchased[1]	1,810	2,086	1,858	1,790	1,803	2,082	1,794	1,637
Employee benefits expense[1]	1,484	1,407	1,633	1,568	1,540	1,378	1,231	1,171
Depreciation and amortization	1,063	1,041	1,000	1,006	1,022	929	850	831
Total operating expenses	4,357	4,534	4,491	4,364	4,365	4,389	3,875	3,639
Operating income	575	664	517	582	599	669	796	762
Financing costs	394	278	352	323	320	322	34	97
Income before income taxes	181	386	165	259	279	347	762	665
Income taxes	41	76	28	63	55	82	211	167
Net income	140	310	137	196	224	265	551	498
Net income attributable to Common Shares	127	288	136	200	217	248	514	468
Net income per Common Share:
Basic earnings per share (EPS)	0.09	0.20	0.09	0.14	0.15	0.17	0.37	0.34
Adjusted basic EPS[2]	0.26	0.24	0.25	0.19	0.27	0.24	0.34	0.32
Diluted EPS	0.09	0.20	0.09	0.14	0.15	0.17	0.37	0.34
Dividends declared per Common Share	0.3761	0.3761	0.3636	0.3636	0.3511	0.3511	0.3386	0.3386
Additional information:
EBITDA	1,638	1,705	1,517	1,588	1,621	1,598	1,646	1,593
Restructuring and other costs	218	140	303	115	159	94	78	29
Other equity losses (income) related to real estate joint ventures	—	2	—	—	(1)	(3)	—	—
Adjusted EBITDA	1,856	1,847	1,820	1,703	1,779	1,689	1,724	1,622
Cash provided by operating activities	950	1,314	1,307	1,117	761	1,126	1,300	1,250
Free cash flow	396	590	355	279	535	323	331	205

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

The trend of year-over-year increases in Depreciation and amortization reflects the addition of capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre® and 5G technology coverage; and successful internet, TV and security subscriber loading. Investments in our fibre-optic technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, mainly associated with our investments in spectrum and fibre technology, as well as business acquisitions. Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying in our existing network in 2021, and during the 3500 MHz spectrum auction. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and, effective for the second quarter of 2022, unrealized changes in virtual power purchase agreements forward element, which contributed to income up to the third quarter of 2022 and to losses thereafter.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Operating revenues
Service	4,329	4,345	(0.4)%
Equipment	537	580	(7.4)%
Operating revenues (arising from contracts with customers)	4,866	4,925	(1.2)%
Other income	66	39	69.2%
Operating revenues and other income	4,932	4,964	(0.6)%

Consolidated Operating revenues and other income decreased by $32 million in the first quarter of 2024.

•	Service revenues decreased by $16 million in the first quarter of 2024, largely due to lower external revenues in the DLCX segment across most of its industry verticals, as well as declines in TV and fixed legacy voice services revenues due to technological substitution. These factors were partly offset by higher mobile network, residential internet and security revenues, largely driven by subscriber growth, as well as growth in managed, unmanaged and other fixed data services to new and existing business customers.

•	Equipment revenues decreased by $43 million in the first quarter of 2024, largely driven by lower mobile equipment revenues due to a reduction in contracted volumes, albeit partly offset by higher-value smartphones in the sales mix, in addition to lower fixed business premise equipment sales.

•	Other income increased by $27 million in the first quarter of 2024, largely due to gains on residential real estate projects.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Goods and services purchased	1,810	1,803	0.4%
Employee benefits expense	1,484	1,540	(3.6)%
Depreciation	690	640	7.8%
Amortization of intangible assets	373	382	(2.4)%
Operating expenses	4,357	4,365	(0.2)%

Consolidated operating expenses decreased by $8 million in the first quarter of 2024. See Adjusted EBITDA below for further details.

•	Depreciation increased by $50 million in the first quarter of 2024, primarily due to higher depreciation on network leases and increased real estate rationalization.

•	Amortization of intangible assets decreased by $9 million in the first quarter of 2024, primarily reflecting the impact of a one-time adjustment in the comparative period related to our LifeWorks acquisition.

Operating income

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
TTech EBITDA[1] (see Section 5.4)	1,451	1,453	(0.1)%
DLCX EBITDA[1] (see Section 5.5)	197	168	17.3%
Eliminations[2]	(10)	—	n/m
EBITDA	1,638	1,621	1.1%
Depreciation and amortization (discussed above)	(1,063)	(1,022)	4.0%
Operating income (consolidated earnings before interest and income taxes (EBIT))	575	599	(4.0)%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	See Intersegment revenues in Section 5.5 for additional details.

Operating income decreased by $24 million in the first quarter of 2024, while EBITDA increased by $17 million. As a partial offset to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs of $59 million in the first quarter of 2024, primarily related to cost efficiency and effectiveness programs, including workforce reductions and real estate rationalization. These were partly offset by one-time amounts recorded in the first quarter of 2023 of $67 million for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,659	1,593	4.1%
DLCX Adjusted EBITDA[1,2] (see Section 5.5)	207	186	11.3%
Eliminations[3]	(10)	—	n/m
Adjusted EBITDA	1,856	1,779	4.3%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
3	See Intersegment revenues in Section 5.5 for additional details.

Adjusted EBITDA increased by $77 million or 4.3% in the first quarter of 2024, primarily driven by TTech growth, reflecting: (i) broad-based cost reduction efforts across both the TTech and DLCX segments, including workforce reductions, synergies achieved between LifeWorks and our legacy Health business, and an increase in TTech outsourcing to DLCX resulting in competitive benefits given the lower cost structure in DLCX, as well as savings in marketing, discretionary and administrative costs; (ii) higher mobile network, residential internet and security revenues, largely driven by subscriber growth; (iii) higher net gains in other income; and (iv) growth in managed, unmanaged and other fixed data services to new and existing business customers. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) labour cost imbalances arising from reductions in service volume demand in the DLCX segment; (iv) declining TV and fixed legacy voice margins; (v) lower mobile equipment margins; (vi) lower health and agriculture and consumer goods revenues from increased client churn; (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and cloud usage costs; and (viii) higher bad debt expense.

Financing costs

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Interest on long-term debt, excluding lease liabilities – gross	297	263	12.9%
Interest on long-term debt, excluding lease liabilities – capitalized	—	(2)	(100.0)%
Interest on lease liabilities	40	28	42.9%
Interest on short-term borrowings and other	1	3	(66.7)%
Interest accretion on provisions	8	8	—%
Interest expense	346	300	15.3%
Employee defined benefit plans net interest	2	2	—%
Foreign exchange (gains) losses	(9)	4	n/m
Unrealized changes in virtual power purchase agreements forward element	66	19	n/m
Interest income	(11)	(5)	n/m
Financing costs	394	320	23.1%

Financing costs increased by $74 million in the first quarter of 2024, mainly due to the following factors:

•	Interest expense increased by $46 million in the first quarter of 2024, largely resulting from:

•	An increase in gross interest expense on long-term debt, excluding lease liabilities, of $34 million in the first quarter of 2024, primarily driven by an increase in average long-term debt balances outstanding, attributable in part to business acquisitions, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.37% at March 31, 2024, compared to 4.18% one year earlier. (See Long-term debt issued and Redemptions and repayments of long-term debt in Section 7.4.)

•	Interest on lease liabilities increased by $12 million in the first quarter of 2024, resulting from increases in both lease principal and the effective interest rate.

•	Foreign exchange gains were $13 million higher in the first quarter of 2024, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.

•	Unrealized changes in virtual power purchase agreements forward element represent the estimated unrealized amounts recorded from our virtual power purchase agreements (VPPAs) with renewable energy projects as of March 31, 2024. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2024	2023	Change
Income taxes computed at applicable statutory rates (%)	22.9	22.5	0.4	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	—	0.4	(0.4)	pts.
Pillar Two (%)	0.6	—	0.6	pts.
(Non-taxable) non-deductible amounts, net (%)	(6.1)	(3.1)	(3.0)	pts.
Withholding and other taxes (%)	3.9	2.9	1.0	pt.
Losses not recognized (%)	0.6	0.7	(0.1)	pts.
Foreign tax differential (%)	(1.1)	(4.0)	2.9	pts.
Other (%)	2.1	0.4	1.7	pts.
Effective tax rate (%)	22.9	19.8	3.1	pts.
Income taxes computed at applicable statutory rates	41	63	(34.9)%
Adjustments recognized in the current period for income taxes of prior periods	—	1	(100.0)%
Pillar Two	1	—	n/m
(Non-taxable) non-deductible amounts, net	(11)	(9)	22.2%
Withholding and other taxes	7	8	(12.5)%
Losses not recognized	1	2	(50.0)%
Foreign tax differential	(2)	(11)	(81.8)%
Other	4	1	n/m
Income taxes	41	55	(25.5)%

Total income tax expense decreased by $14 million in the first quarter of 2024. The effective tax rate increased from 19.8% to 22.9%, largely as a result of items from foreign operations partially offset by larger non-taxable amounts.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Net income	140	224	(37.5)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	83	12	n/m
Items never subsequently reclassified to income	36	(10)	n/m
Comprehensive income	259	226	14.6%

Comprehensive income increased by $33 million in the first quarter of 2024, primarily as a result of the change in unrealized fair value of derivatives designated as cash flow hedges and employee defined benefit plan re-measurement amounts, partly offset by the decrease in Net income. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue improvement primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. Supplementing this, the general trend of year-over-year mobile phone ARPU growth has been supported by the improvements in international roaming revenues as a result of rising travel volumes. Domestic ARPU declines were largely attributable to higher network speeds and larger allotments of data for a given price point, as well as more aggressive retail pricing, which began to intensify in the second quarter of 2023 and continued throughout the remainder of 2023 and into the first quarter of 2024.

Mobile equipment revenues have been growing largely as a result of the impact of higher-value smartphones in the sales mix. As a partial offset, sales volumes of mobile devices have been slowly declining, attributable to improvements in durability and increases in cost that are causing customers to defer upgrades and increase adopting bring-your-own-device (BYOD) plans. We continue to offer certified pre-owned devices and our Bring-It-Back® program to provide customers with alternative options for handset upgrades, at the same time contributing to a circular economy.

Our spectrum investments and capital expenditures in network improvements increase capacity, reliability and coverage, allowing us to grow revenue through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our promotions, including our bundling of mobility and home services; (iii) our ability to attract a larger proportion of the growing population driven by immigration, and changing demographics such as an increasing number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customers.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, as well as the benefits of our relatively low customer churn rate. Excluding the first quarter 2024 adjustment to remove Pik TV subscribers, our TV subscribers have increased (in contrast to market-reported declines in conventional television viewing habits), reflecting net subscriber additions in response to our diverse and flexible product offerings catered towards the changing needs of our consumers. Growth in our security subscriber base is accelerating as a result of organic growth and bundling of mobility and home services. Adoption increases our services per home and positively impacts churn for most services, supported by the effectiveness of our self-install and virtual-install models. Residential voice subscriber losses have remained low as a result of the success of our bundled services and lower-priced offerings, as well as effective retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of moderating fixed data services revenue growth is attributable to the growth in our internet and security subscriber bases, bolstered by sustained demand for faster internet speeds and larger bandwidth, as well as home and business security offerings and other advanced applications, which are enabled by investments in our fibre-optic footprint. The trend of declining TV revenues and fixed voice revenues is a result of technological substitution and intensification of competition. However, we are mitigating this trend with our bundled product and lower-priced offerings, product diversification and effective retention efforts. The migration of business product and service offerings to IP platforms and the entry of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings. However, we are continually refining and diversifying our innovative portfolio of business offerings.

The trend of growth in health services revenues has been propelled by the acquisition of LifeWorks in the third quarter of 2022, as well as organic growth in our existing health offerings, which include virtual care, virtual and conventional pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition immediately enabled our health services business to expand on a global scale through long-standing corporate relationships, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. We are well-positioned to continue improving health and wellness outcomes for people around the world. Our competencies and assets in health, combined with the trend in digitization and automation, position us well to supplement the capacity of the global healthcare system in a complementary fashion. With our technology heritage, we recognize a trend toward improving efficiency and outcomes in the healthcare system with better insights. We also believe Canadians and others will have more control of their healthcare outcomes with the integration of disparate data (better flow of information across the system) and consent-based data management. Our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and enable better health outcomes, including the accelerated adoption of virtual consultations, which is reflected in the growing number of virtual care members. The growing number of lives covered is largely driven by the expansion of our employee and family assistance programs.

The trend of declining agriculture and consumer goods services is attributable to macroeconomic headwinds generating customer churn, hampering subscription growth and limiting the sales funnel. However, we are mitigating this trend by diversifying our agriculture solutions to meet the growing demand for digital solutions in the agriculture industry. With our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

TTech operating indicators

At March 31	2024	2023	Change
Subscriber connections (thousands):
Mobile phone[1]	9,846	9,405	4.7%
Connected device	3,215	2,608	23.3%
Internet	2,656	2,518	5.5%
TV2	1,316	1,334	(1.3)%
Security	1,078	1,000	7.8%
Residential voice	1,057	1,088	(2.8)%
Total telecom subscriber connections	19,168	17,953	6.8%
LTE population coverage[3] (millions)	36.7	36.7	—%
5G population coverage[3] (millions)	31.8	30.6	3.9%

Three-month periods ended March 31	2024	2023	Change
Mobile phone gross additions (thousands):	376	300	25.3%
Subscriber connection net additions (losses) (thousands):
Mobile phone	45	47	(4.3)%
Connected device	101	58	74.1%
Internet	30	35	(14.3)%
TV	19	9	n/m
Security	22	22	—%
Residential voice	(8)	(8)	—%
Total telecom subscriber connection net additions	209	163	28.2%
Mobile phone ARPU, per month[1,4] ($)	59.31	60.38	(1.8)%
Mobile phone churn, per month[1,5] (%)	1.13	0.90	0.23	pts.

Health services (millions)

At March 31	2024	2023	Change
Healthcare lives covered	71.7	67.0	7.0%
Virtual care members	5.9	5.2	13.5%

Three-month periods ended March 31	2024	2023	Change
Digital health transactions	159.0	148.9	6.8%

1	Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.
2	Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV product.
3	Including network access agreements with other Canadian carriers.
4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.
5	See Section 11.2 Operating indicators.

●	Mobile phone gross additions were 376,000 in the first quarter of 2024, an increase of 76,000, driven by growth in postpaid gross additions in response to ongoing aggressive promotional activity, which began to intensify in the second quarter of 2023 and has continued through the first quarter of 2024, and growth in the Canadian population.

●	Our mobile phone churn rate was 1.13% in the first quarter of 2024, compared to 0.90% in the first quarter of 2023, largely as a result of customer switching decisions in response to more aggressive marketing and promotional activities, as discussed above. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, along with successful promotions and bundled offerings.

●	Mobile phone net additions were 45,000 in the first quarter of 2024, a decrease of 2,000, reflecting a higher mobile phone churn rate, as described above, partially offset by higher mobile phone gross additions.

●	Mobile phone ARPU was $59.31 in the first quarter of 2024, a decrease of $1.07 or 1.8%, attributable to the adoption of base rate plans with lower prices in response to more aggressive marketing and promotional activities targeting both new and existing customers, which began to intensify in the second quarter of 2023 and have continued through the first quarter of 2024, and a decline in overage revenues. These factors were partly offset by higher roaming revenues as a result of increased travel.

●	Connected device net additions were 101,000 in the first quarter of 2024, an increase of 43,000, attributable to growth in IoT connections from customers in the transportation, smart buildings and healthcare industries.

●	Internet net additions were 30,000 in the first quarter of 2024, a decrease of 5,000, attributable to a higher churn rate due to macroeconomic and competitive pressures that have continued to impact consumer purchasing decisions, partly offset by our success in driving strong gross additions in both the consumer and business markets through diversified product offerings.

●	TV net additions were 19,000 in the first quarter of 2024, an increase of 10,000, attributable to our diverse offerings catered towards the changing needs of our consumers, partly offset by a higher churn rate due to the same factors as internet net additions.

●	Security net additions were 22,000 in the first quarter of 2024, consistent with the prior year, attributable to offsetting dynamics of higher demand for our bundled offerings and diverse suite of products and services, and a higher churn rate due to the same factors as internet net additions.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

●	Residential voice net losses were 8,000 in the first quarter of 2024, consistent with the prior year.

●	Healthcare lives covered were 71.7 million as of the end of the first quarter of 2024, an increase of 4.7 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

●	Virtual care members were 5.9 million as of the end of the first quarter of 2024, an increase of 0.7 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

●	Digital health transactions totalled 159.0 million in the first quarter of 2024, an increase of 10.1 million, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Operating revenues and other income – TTech segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Mobile network revenue	1,746	1,697	2.9%
Mobile equipment and other service revenues	481	517	(7.0)%
Fixed data services[1]	1,159	1,128	2.7%
Fixed voice services	179	192	(6.8)%
Fixed equipment and other service revenues	117	128	(8.6)%
Health services	420	423	(0.7)%
Agriculture and consumer goods services	82	84	(2.4)%
Operating revenues (arising from contracts with customers)	4,184	4,169	0.4%
Other income	27	39	(30.8)%
External Operating revenues and other income	4,211	4,208	0.1%
Intersegment revenues	3	4	(25.0)%
TTech Operating revenues and other income	4,214	4,212	0.0%

1	Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $2 million in the first quarter of 2024.

Mobile network revenue increased by $49 million or 2.9% in the first quarter of 2024, largely due to growth in our mobile phone and connected device subscriber base, as well as roaming revenue growth. These impacts were partly offset by the impact of lower prices in base rate plans and a decline in overage revenues.

Mobile equipment and other service revenues decreased by $36 million in the first quarter of 2024, due to a reduction in contracted volumes attributable to our efforts to match only on economical offers due to the aggressive promotional activity, in addition to the growing number of customers taking advantage of BYOD offerings. These were partly offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $31 million in the first quarter of 2024, driven by an increase in our internet, security and TV subscribers and growth in managed, unmanaged and other services to new and existing business customers. Our revenue per internet customer remained consistent with the prior year, while fixed data services growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

Fixed voice services revenues decreased by $13 million in the first quarter of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts and the migration from legacy to IP services offerings.

Fixed equipment and other service revenues decreased by $11 million in the first quarter of 2024, largely due to a reduction in business premises equipment sales, as equipment sales tend to be more one-time in nature, and in the first quarter of 2023, there were more hardware sales related to one large contract.

Health services revenues decreased by $3 million in the first quarter of 2024, driven by customer churn outpacing the growth of new clients, partly offset by an increase in pharmacy management software revenue and virtual pharmacy sales.

Agriculture and consumer goods services revenues decreased by $2 million in the first quarter of 2024, reflecting transient headwinds and macroeconomic challenges and an increase of customer churn in our program management offerings for agricultural input manufacturers. These impacts were partly offset by further diversifying our agriculture and consumer goods solutions and growth in our animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the first quarter of 2024 compared to the first quarter of 2023, the exchange rate of the Canadian dollar against the U.S. dollar was consistent.

Other income decreased by $12 million in the first quarter of 2024, reflecting the non-recurrence of net reversals of provisions related to business combinations in the prior year. These impacts were partly offset by gains on residential real estate projects in the first quarter of 2024.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Direct contribution – TTech segment

Three-month periods ended March 31 ($ in millions)	Mobile products and services			Fixed products and services[1]			Total TTech
	2024	2023	Change	2024	2023	Change	2024	2023	Change
Revenues
Service	1,767	1,725	2.4%	1,880	1,864	0.9%	3,647	3,589	1.6%
Equipment	460	489	(5.9)%	77	91	(15.4)%	537	580	(7.4)%
Operating revenues (arising from contracts with customers)	2,227	2,214	0.6%	1,957	1,955	0.1%	4,184	4,169	0.4%
Expenses
Direct expenses	656	656	—%	655	660	(0.8)%	1,311	1,316	(0.4)%
Direct contribution	1,571	1,558	0.8%	1,302	1,295	0.5%	2,873	2,853	0.7%

1	Includes health services and agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $20 million or 0.7% in the first quarter of 2024.

TTech mobile products and services direct contribution increased by $13 million or 0.8% in the first quarter of 2024, largely reflecting mobile subscriber growth and higher roaming margins associated with rising international travel volumes. These were partly offset by the impact of lower prices in base rate plans and a decline in overage revenues, lower equipment margin contribution from lower contracted volume and increased competitor-driven discounting and higher amortization of commissions attributable to rising retail traffic in prior periods.

TTech fixed products and services direct contribution increased by $7 million or 0.5% in the first quarter of 2024, reflecting increased internet, business data and security margins, driven by subscriber growth. These were partly offset by declines in TV and legacy voice margins attributable to technological substitution, as well as lower health and agriculture revenues driven by customer churn.

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Goods and services purchased[1]	1,848	1,810	2.1%
Employee benefits expense[1]	915	949	(3.6)%
TTech operating expenses	2,763	2,759	0.1%

1	Includes restructuring and other costs.

TTech operating expenses increased by $4 million in the first quarter of 2024. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2024	2023	Change
EBITDA	1,451	1,453	(0.1)%
Add restructuring and other costs included in EBITDA	208	141	n/m
Deduct other equity losses related to real estate joint ventures	—	(1)	n/m
Adjusted EBITDA	1,659	1,593	4.1%
EBITDA margin[1] (%)	34.4	34.5	(0.1	) pts.
Adjusted EBITDA margin[1] (%)	39.4	37.8	1.6	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA decreased by $2 million or 0.1% in the first quarter of 2024. As a partial offset to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs of $67 million in the first quarter of 2024, primarily related to cost efficiency and effectiveness programs, inclusive of real estate rationalization. These were partly offset by one-time amounts recorded in the first quarter of 2023 of $67 million for the ratification of the new collective agreement between the TWU and ourselves.

TTech Adjusted EBITDA increased by $66 million or 4.1% in the first quarter of 2024, reflecting: (i) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy Health business, and an increase in TTech outsourcing to DLCX resulting in competitive benefits given the lower cost structure in DLCX, as well as savings in marketing, discretionary and administrative costs; (ii) higher mobile network, residential internet and security revenues, largely driven by subscriber growth; and (iii) growth in managed, unmanaged and other fixed data services to new and existing business customers. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) a decline in TV and legacy voice margins driven by technological substitution; (iv) lower equipment margins; (v) lower gains in other income; (vi) lower health and agriculture and consumer goods revenues from increased client churn; (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and cloud usage costs; and (viii) higher bad debt expense.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

TTech Adjusted EBITDA margin was 1.6 percentage points higher in the first quarter of 2024. This improvement was largely driven by our broad-based cost efficiency and effectiveness programs as described above.

Adjusted EBITDA less capital expenditures – TTech segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Adjusted EBITDA	1,659	1,593	4.1%
Capital expenditures	(707)	(693)	2.0%
Adjusted EBITDA less capital expenditures[1]	952	900	5.8%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $52 million in the first quarter of 2024. See Section 7.3 for further discussion on capital expenditures.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
EBITDA	1,451	1,453	(0.1)%
Depreciation	(644)	(597)	7.9%
Amortization of intangible assets	(313)	(320)	(2.2)%
EBIT[1]	494	536	(7.8)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $42 million in the first quarter of 2024, primarily driven by higher depreciation from network leases and real estate rationalization, partly offset by the impact of a one-time adjustment in depreciation and amortization in the comparative period related to our LifeWorks acquisition.

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

The historical trend over the past eight quarters in DLCX revenue reflects growth in our organic customer base, changes in service volume demand from our existing clients, services provided to new clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. The increase in revenue also includes revenue from internal services provided to the TTech segment. During the year ended December 31, 2023, we experienced a reduction in service volume demand from some larger technology clients that was more significant than expected, particularly in Europe, which became more pronounced beginning in the second quarter of 2023. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.

Goods and services purchased and Employee benefits expense increased, reflecting the expansion of our DLCX team member base to meet the growing service volume demand from both existing and new customers, including those arising from our acquisition of WillowTree; higher average salaries and wages over time; cost efficiency programs; changes in external labour requirements to support the growth in our digital services business; changes in our crowdsourced-enabled workforce to support our artificial intelligence (AI) business; increases in our software licensing costs associated with our growing team member base; and increases in administrative expenses and facility costs to support overall business growth and acquisitions. Beginning in the second quarter of 2023, Employee benefits expense was positively impacted by employee-related cost efficiency initiatives resulting in decreases in our team member count in response to the reduction in service volume demand from some clients, a favourable mix of labour sourced from lower-cost jurisdictions, and adjustments to performance-based variable compensation expenses.

Depreciation and amortization have risen in line with growth in our capital assets, which is supporting the expansion of our delivery sites in order to meet our customers’ service volume demand, and growth in intangible assets recognized in connection with our business acquisitions, including our acquisition of WillowTree, which were partially offset by timing of full depreciation or amortization of capital assets.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

DLCX operating indicators

Three-month periods ended March 31($ in millions)	2024	2023	Change
Operating revenues by industry vertical
Tech and games	374	388	(3.6)%
Communications and media	216	207	4.3%
eCommerce and fintech	92	107	(14.0)%
Healthcare	66	54	22.2%
Banking, financial services and insurance	49	60	(18.3)%
All others[1]	88	112	(21.4)%
	885	928	(4.6)%
Operating revenues by geographic region
Europe	264	291	(9.3)%
North America	253	284	(10.9)%
Asia-Pacific	206	210	(1.9)%
Central America and others[2]	162	143	13.3%
	885	928	(4.6)%

1	All others includes, among others, travel and hospitality, energy and utilities, retail and consumer packaged goods industry verticals.
2	Others includes South America and Africa geographic regions.

Across all of our verticals, the reported rates of revenue growth were not materially impacted by changes in foreign currency exchange rate movements compared to the same period in the prior year.

Revenue from our tech and games industry vertical decreased by $14 million in the first quarter of 2024, primarily due to lower revenue from a leading social media client, partially offset by growth in revenue from Google and other clients within this industry vertical. Revenue from our communications and media industry vertical increased by $9 million in the first quarter of 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients. Revenue from our eCommerce and fintech industry vertical decreased by $15 million in the first quarter of 2024, due to lower service volume demand from a large eCommerce client as well as certain fintech clients. Revenue from our healthcare industry vertical increased by $12 million in the first quarter of 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment. Revenue from our banking, financial services and insurance industry vertical decreased by $11 million in the first quarter of 2024, primarily due to lower service volume demand from a global financial institution client. All other verticals decreased by $24 million due to lower revenue across various client accounts notably in the travel and hospitality industry vertical.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our TELUS International AI Data Solutions (TIAI) clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the first quarter of 2024, the decline in revenue in Europe was primarily due to lower service volume demand from technology clients serviced from this region, while the decline in revenue in North America was primarily due to lower service volume demand from certain clients served from this region, as well as offshoring of certain client services to lower cost regions. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – DLCX segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Operating revenues (arising from contracts with customers)	682	756	(9.8)%
Other income	39	—	n/m
External Operating revenues and other income	721	756	(4.6)%
Intersegment revenues	203	172	18.0%
DLCX Operating revenues and other income	924	928	(0.4)%

DLCX Operating revenues and other income decreased by $4 million in the first quarter of 2024.

Our digital and customer experience solutions revenues decreased by $74 million in the first quarter of 2024, primarily attributable to lower revenues from a leading social media client and a reduction in revenue in other industry verticals, notably in eCommerce and fintech and travel and hospitality reflecting macroeconomic conditions, which were partially offset by growth in services provided to existing clients, including Google, as well as new clients added since the same period in the prior year. Changes in foreign currency exchange rates did not materially impact our DLCX revenue growth. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

Other income increased by $39 million in the first quarter of 2024, as a result of a downward revision to our estimates of certain performance-based criteria associated with the WillowTree business, resulting in a reduction of our provisions for written put options to acquire the remaining non-controlling interest of WillowTree.

Intersegment revenues represent services provided to the TTech segment, including those provided under the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech operating expenses and the DLCX margin on costs capitalized within TTech. Commencing in the first quarter of 2024, new and incremental services have been provided to the TTech segment which are capital expenditures for software and deferred contract acquisition costs.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the DLCX segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods solutions TELUS receives, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – DLCX segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Goods and services purchased[1]	154	169	(8.9)%
Employee benefits expense[1]	573	591	(3.0)%
DLCX operating expenses	727	760	(4.3)%

1	Includes restructuring and other costs.

DLCX operating expenses decreased by $33 million in the first quarter of 2024. See DLCX Adjusted EBITDA below for further details.

EBITDA – DLCX segment

Three-month periods ended March 31 ($ in millions, except margins)	2024	2023	Change
EBITDA	197	168	17.3%
Add restructuring and other costs included in EBITDA	10	18	n/m
Adjusted EBITDA[1]	207	186	11.3%
EBITDA margin[2] (%)	21.3	18.1	3.2	pts.
Adjusted EBITDA margin[2] (%)	22.4	20.1	2.3	pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBITDA increased by $29 million or 17.3% in the first quarter of 2024. DLCX Adjusted EBITDA increased by $21 million or 11.3% in the first quarter of 2024, while Adjusted EBITDA margin was 2.3 percentage points higher. The increase in Adjusted EBITDA was primarily due to other income arising from the revaluation of our provisions for written put options and lower share-based compensation expense, which were partially offset by lower revenue.

Adjusted EBITDA less capital expenditures – DLCX segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
Adjusted EBITDA	207	186	11.3%
Capital expenditures	(26)	(20)	30.0%
Adjusted EBITDA less capital expenditures[1]	181	166	9.0%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX Adjusted EBITDA less capital expenditures increased by $15 million in the first quarter of 2024. See Section 7.3 for further discussion on capital expenditures.

EBIT – DLCX segment

Three-month periods ended March 31 ($ in millions)	2024	2023	Change
EBITDA	197	168	17.3%
Depreciation	(46)	(43)	7.0%
Amortization of intangible assets	(60)	(62)	(3.2)%
EBIT[1]	91	63	44.4%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBIT increased by $28 million in the first quarter of 2024, in line with the increase in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2024	2023	Change	Change includes:
Current assets
Cash and temporary investments, net	2,164	864	1,300	See Section 7 Liquidity and capital resources
Accounts receivable	3,432	3,597	(165)	An improvement in days sales outstanding primarily driven by a decrease in accounts receivable arising from lower unbilled customer finance receivables and sales volume from our dealer and retail channels
Income and other taxes receivable	178	205	(27)	Instalments to date are less than the expense
Inventories	539	484	55	An increase primarily driven by timing of inventory in transit and new handsets
Contract assets	434	445	(11)	Refer to description in non-current contract assets
Prepaid expenses	818	682	136	An increase driven by wireless spectrum license fees, the annual prepayment of maintenance contracts and statutory employee benefits
Current derivative assets	34	36	(2)	A decrease in the notional amount of virtual power purchase agreements.
Current liabilities
Short-term borrowings	104	104	—	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,086	3,391	(305)	A decrease primarily reflecting the reduction in liabilities associated with payroll and other employee-related accruals, accrued liabilities and trade accounts payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	143	126	17	Instalments to date are less than the expense
Dividends payable	554	550	4	Effects of an increase in the number of shares outstanding
Advance billings and customer deposits	1,000	971	29	An increase in advance billings primarily due to business growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	274	317	(43)	A decrease primarily driven by employee-related provisions
Current maturities of long-term debt	4,916	3,994	922	An increase resulting from the reclassification of long-term debt related to the upcoming maturity of $800 million Notes, Series CQ, in January 2025, and an increase in commercial paper outstanding
Current derivative liabilities	3	25	(22)	A decrease primarily due to a smaller spread between hedged foreign exchange rate and exchange rate at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(2,481)	(3,165)	684	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2024	2023	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,177	17,248	(71)	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	19,670	19,721	(51)	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
3800 MHz spectrum licences deposits	124	—	124	See Section 7.3 Cash used by investing activities
Goodwill, net	10,175	10,058	117	An increase primarily due to the acquisition of individually immaterial business acquisitions and foreign exchange movements. See Note 18 of the interim consolidated financial statements
Contract assets	288	303	(15)	A decrease driven by lower subsidized devices offset by our Bring-It-Back and TELUS Easy Payment® programs
Other long-term assets	2,575	2,493	82	See Note 20 of the interim consolidated financial statements.
Non-current liabilities
Provisions	755	744	11	—
Long-term debt	24,450	23,355	1,095	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	745	867	(122)	A decrease primarily due to a decrease in derivative liabilities arising from a weakening of the Canadian Dollar relative to the U.S. Dollar. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,345	4,390	(45)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	16,008	16,112	(104)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,225	1,190	35	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2024	2023	Change
Cash provided by operating activities	950	761	189
Cash used by investing activities	(992)	(2,333)	1,341
Cash provided by financing activities	1,342	1,475	(133)
Increase (decrease) in Cash and temporary investments, net	1,300	(97)	1,397
Cash and temporary investments, net, beginning of period	864	974	(110)
Cash and temporary investments, net, end of period	2,164	877	1,287

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2024	2023	Change
Operating revenues and other income (see Section 5.3)	4,932	4,964	(32)
Goods and services purchased (see Section 5.3)	(1,810)	(1,803)	(7)
Employee benefits expense (see Section 5.3)	(1,484)	(1,540)	56
Restructuring and other costs, net of disbursements	(11)	85	(96)
Share-based compensation expense, net of payments	27	43	(16)
Net employee defined benefit plans expense	17	15	2
Employer contributions to employee defined benefit plans	(8)	(9)	1
Unrealized changes in virtual power purchase agreements forward element (VPPAs) (see Section 5.3)	66	19	47
Interest paid	(334)	(286)	(48)
Interest received	11	4	7
Income taxes paid, net of recoveries received	(80)	(127)	47
Other operating working capital changes	(376)	(604)	228
Cash provided by operating activities	950	761	189

Cash provided by operating activities increased by $189 million in the first quarter of 2024.

•	Restructuring and other costs, net of disbursements, represented a net change of $96 million in the first quarter of 2024, which was largely related to cost efficiency and effectiveness initiatives. In the first quarter of 2024, we paid personnel-related restructuring and other costs that were recorded in the prior year. In the first quarter of 2023, we recorded a $67 million one-time amount for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves that was paid in the second quarter of 2023.

•	Interest paid increased by $48 million in the first quarter of 2024, largely due to the issuance of three-tranche notes in the third quarter of 2023, and the issuance of three-tranche notes in the first quarter of 2024 as described in Section 7.4.

•	Income taxes paid, net of recoveries received, decreased by $47 million in the first quarter of 2024, primarily related to lower required income tax instalments attributable to lower income before income taxes.

•	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2024	2023	Change
Cash payments for capital assets, excluding spectrum licences	(812)	(976)	164
Cash payments for spectrum licences and 3800 MHz spectrum licences deposits	(124)	—	(124)
Cash payments for acquisitions, net	(89)	(1,262)	1,173
Advances to, and investment in, real estate joint ventures and associates	(3)	(5)	2
Real estate joint venture receipts	2	2	—
Proceeds on disposition	14	—	14
Investment in portfolio investments and other	20	(92)	112
Cash used by investing activities	(992)	(2,333)	1,341

Cash used by investing activities decreased by $1,341 million in the first quarter of 2024.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in the first quarter of 2024 was primarily composed of:

•	Lower capital expenditure payments of $176 million in the first quarter of 2024 with respect to payment timing differences

•	An increase in capital expenditures of $12 million (see Capital expenditure measures table and discussion below).

•	Cash payments for spectrum licences and 3800 MHz spectrum licences deposits increased by $124 million, related to the 3800 MHz spectrum auction as further described in Section 1.3 in our 2023 annual MD&A and Note 18 of the interim consolidated financial statements.

•	Cash payments for acquisitions, net, were $1,173 million lower in the first quarter of 2024. We made cash payments for individually immaterial business acquisitions that are complementary to our existing lines of business in the first quarter of 2024, compared to cash payments for the acquisitions of WillowTree and other individually immaterial business acquisitions that were complementary to our existing lines of business in the first quarter of 2023.

•	Proceeds on disposition were $14 million higher in the first quarter of 2024, resulting from the sale of an associate.

•	Investment in portfolio investments and other decreased by $112 million in the first quarter of 2024, primarily as a result of lower capital inventory, as well as investments in a larger number of portfolio investments in the first quarter of 2023.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital expenditure intensity)	2024	2023	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment
TTech operations	693	688	0.7%
TTech real estate development	14	5	n/m
	707	693	2.0%
Digitally-led customer experiences – TELUS International (DLCX) segment	26	20	30.0%
Eliminations[2]	(8)	—	n/m
Consolidated	725	713	1.7%
TTech segment capital expenditure intensity[3] (%)	16	16	—	pts.
DLCX segment capital expenditure intensity[3] (%)	3	2	1	pt.
Consolidated capital expenditure intensity[3] (%)	14	14	—	pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Intersegment revenues in Section 5.5 for additional details.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures increased by $12 million in the first quarter of 2024. TTech real estate development capital expenditures increased by $9 million in the first quarter of 2024, reflecting an increase in capital investment to support construction of multi-year development projects, including TELUS OceanTM and other commercial buildings in B.C. Our TTech operations’ capital investments have enabled: (i) ongoing growth in our internet, TV and security subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, as well as support for business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. By March 31, 2024, our 5G network covered approximately 31.8 million Canadians, representing approximately 86% of the population.

DLCX capital expenditures increased by $6 million in the first quarter of 2024, primarily driven by expansion in our Asia-Pacific and Central America and others regions (notably Africa), and software investments in our managed digital solutions business.

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2024	2023	Change
Dividends paid to holders of Common Shares	(359)	(318)	(41)
Issue (repayment) of short-term borrowings, net	—	489	(489)
Long-term debt issued	2,567	3,681	(1,114)
Redemptions and repayment of long-term debt	(850)	(2,372)	1,522
Other	(16)	(5)	(11)
Cash provided by financing activities	1,342	1,475	(133)

Cash provided by financing activities decreased by $133 million in the first quarter of 2024.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $41 million in the first quarter of 2024, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. This was partly offset by a larger issuance of shares at a discount under the DRISP. During the first quarter of 2024, our DRISP plan trustee acquired Common Shares for $191 million.

In April 2024, we paid dividends of $431 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $123 million, totalling $554 million.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2023, we drew down amounts advanced to us from an arm’s-length securitization trust to finance working capital. These amounts were repaid in the third quarter of 2023.

Long-term debt issued and Redemptions and repayment of long-term debt

In the first quarter of 2024, long-term debt issued decreased by $1.1 billion, while redemptions and repayment of long-term debt decreased by $1.5 billion. These changes were primarily composed of:

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $151 million to a balance of $1.2 billion (US$0.9 billion) at March 31, 2024, from a balance of $1.0 billion (US$0.8 billion) at December 31, 2023. Our commercial paper program, when utilized, provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

•	A decrease in net draws on the TI credit facility that were more than offset by foreign exchange effects, as net draws on the TI credit facility increased by $10 million from December 31, 2023 to March 31, 2024. As at March 31, 2024, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.3 billion, while as at December 31, 2023, net draws were US$1.4 billion. The TI credit facility is non-recourse to TELUS Corporation.

•	The February 15, 2024 three-tranche note issuance of $500 million of senior unsecured 5.10% Sustainability-Linked Notes, Series CAN, maturing on February 15, 2034; $700 million of senior unsecured 4.80% Notes, Series CAO, maturing on December 15, 2028; and $600 million of senior unsecured 4.95% Notes, Series CAP, maturing on February 18, 2031. The net proceeds from the three-tranche offering were used for the repayment of outstanding indebtedness, including the repayment of the $1.1 billion of 3.35% Notes, Series CK, upon maturity in April 2024, repayment of commercial paper and for other general corporate purposes, while some proceeds will be used for the repayment of a portion of the unsecured non-revolving $1.1 billion bank credit facility.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 10.7 years at March 31, 2024, a decrease from 11.8 years at March 31, 2023. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.37% at March 31, 2024, an increase from 4.18% at March 31, 2023.

Other

We incurred debt issuance costs in connection with our three-tranche note described in Section 7.4, which we issued in the first quarter of 2024. This was greater than the debt issuance costs in connection with the issuance of our senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, in the first quarter of 2023.

7.5 Liquidity and capital resource measures

Net debt was $27.3 billion at March 31, 2024, an increase of $1.0 billion compared to one year earlier, resulting mainly from: the third quarter 2023 three-tranche issuance of $1.75 billion of notes; and the first quarter 2024 three-tranche issuance of $1.8 billion of notes as described in Section 7.4. These factors were partially offset by: greater Cash and temporary investments; a decrease in commercial paper outstanding; and the impact of the first quarter 2023 draw-down of amounts advanced to us from an arm’s-length securitization trust.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 86% as at March 31, 2024, up from 80% one year earlier. The increase was primarily due to: (i) the third quarter 2023 three-tranche issuance of $1.75 billion of notes and the first quarter 2024 three-tranche issuance of $1.8 billion of notes; (ii) a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation; and (iii) the impact of the first quarter 2023 draw-down of amounts advanced to us from an arm’s-length securitization trust, which is also classified as floating-rate debt in this calculation.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.78 times, as measured at March 31, 2024, down from 3.85 times one year earlier. The effect of the increase in net debt levels, primarily due to business acquisitions, was exceeded by the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions. As at March 31, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.44. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support continuing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2024 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2024	2023	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	29,366	26,566	2,800
Net debt[1]	27,280	26,250	1,030
Net income	783	1,538	(755)
EBITDA – excluding restructuring and other costs[1]	7,224	6,818	406
Financing costs	1,347	773	574
Net interest cost[1]	1,297	956	341
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	86	80	6	pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (years)	10.7	11.8	(1.1)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (%)	4.37	4.18	0.19	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.78	3.85	(0.07)
Coverage ratios[1] (times)
Earnings coverage	1.8	3.1	(1.3)
EBITDA – excluding restructuring and other costs interest coverage	5.6	7.1	(1.5)
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	116	180	(64	) pts.
Determined using management measures Common Share dividend payout ratio – net of dividend reinvestment plan effects	91	89	2	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2024 was 1.8 times, down from 3.1 times one year earlier. A decrease in income before borrowing costs and income taxes lowered the ratio by 0.7, while an increase in borrowing costs lowered the ratio by 0.6. Restructuring and other costs lowered the ratio by 0.4.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2024 was 5.6 times, down from 7.1 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.4 and an increase in net interest costs of $341 million decreased the ratio by 1.9.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended March 31, 2024 is presented for illustrative purposes in evaluating our target guideline. As at March 31, 2024, the ratio was outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis.

TI intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

7.6 Credit facilities

At March 31, 2024, we had $1.6 billion of liquidity available from the TELUS revolving credit facility and $634 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring July 14, 2028. The revolving credit facility is to be used for general corporate purposes, including the backstop of commercial paper, as required.

As at March 31, 2024, we had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at March 31, 2024, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 5.9% through April 2024.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

TELUS revolving credit facility at March 31, 2024

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	July 14, 2028	2,750	—	—	(1,172)	1,578

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2024, our consolidated leverage ratio was 3.78 to 1.00 and our consolidated coverage ratio was 5.6 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum) as at March 31, 2024. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at March 31, 2024, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The TI credit facility is comprised of revolving components totalling US$800 million (TELUS Corporation as approximately 7.2% lender) and amortizing term loan components totalling US$1.2 billion (TELUS Corporation as approximately 7.2% lender). The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.4% as at March 31, 2024.

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At March 31, 2024, we had $63 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $122 million at March 31, 2024. We had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October to November 2023, as discussed further in Note 18(a) of the interim consolidated financial statements.

Other long-term debt

Other liabilities bear interest at 3.3%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million. The agreement is in effect until December 31, 2024, and available liquidity was $500 million as at March 31, 2024. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain a credit rating of at least BB from DBRS Ltd. or the securitization trust may require that the sale program be wound down prior to the end of the term. The minimum credit rating was exceeded as of May 9, 2024.

7.8 Credit ratings

We continued to have investment-grade ratings in the first quarter of 2024 and as at May 9, 2024. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 in our 2023 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining in-effect shelf prospectuses; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2024, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. TELUS International has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

As at March 31, 2024, we had approximately $1.6 billion of liquidity available from the TELUS revolving credit facility and $634 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $500 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TI credit facility and including cash and temporary investments of $2.2 billion, we had available liquidity of more than $4.2 billion at March 31, 2024 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment-grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2024, our contractual commitments related to the acquisition of Property, plant and equipment were $303 million through to December 31, 2027, as compared to $297 million over a period ending December 31, 2027 reported as at December 31, 2023.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2024	April 30, 2024
Common Shares	1,476	1,482
Common Share options	2	2
Restricted share units and deferred share units – equity-settled	13	13

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $12 million in the first quarter of 2024 compared to $24 million in the first quarter of 2023. The decrease in compensation expense for key management personnel was primarily due to lower share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Transactions with real estate joint ventures and associate

During the three-month period ended March 31, 2024, we had transactions with real estate joint ventures, which are related parties, as set out in Note 21 of the interim consolidated financial statements.

During the year ended December 31, 2023, the TELUS Sky real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; the two arm’s-length parties will purchase the residential parcel and we will purchase the commercial parcel. Timing for the closing of these sales and purchases is dependent upon timing for the subdivision of the parcels, as well as other customary closing conditions. In addition, for the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($282 million, with Canadian financial institutions and others as 66-2/3% lenders and TELUS as 33-1/3% lender) under a credit agreement maturing July 12, 2024. We have entered into lease agreements with the TELUS Sky real estate joint venture. Subsequent to March 31, 2024, TELUS Sky received Leadership in Energy and Environmental Design (LEED) Platinum standard certification for the commercial portion and Gold standard certification for the residential portion.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2023. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2023 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2023 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2024 outlook, as described in Section 9 in our 2023 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.1%, 0.8%, 1.9%, 0.8% and 0.6%, respectively (compared to 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual inflation rates in B.C., Alberta, Ontario and Quebec are 2.5%, 2.6%, 2.6% and 2.6%, respectively (compared to 2.4%, 2.4%, 2.4% and 2.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 6.3%, 6.0%, 6.5%, 7.0% and 5.4%, respectively (compared to 6.4%, 6.1%, 6.3%, 6.7% and 5.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 237,000 units, 46,000 units, 40,000 units, 86,000 units and 43,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

•	While Innovation, Science and Economic Development Canada (ISED) had initially announced its intention to hold its millimetre wave spectrum auction in 2024, it is possible that the auction may be deferred until after 2024. We do not expect to be materially impacted should the timing of the auction be after 2024.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2023 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2023 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. No details were released about when the framework review would take place or when a new framework will be implemented. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Millimetre wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED has not indicated when the mmWave auction will commence.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On March 8, 2023, the CRTC issued Review of the wholesale high-speed access service framework, Telecom Notice of Consultation CRTC 2023-56. The Notice of Consultation first creates a rate reduction by requiring incumbent carriers to revise their rates to reflect a 10% decrease in the costs of traffic-sensitive components. The Notice of Consultation then seeks comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted. The Notice of Consultation further expresses the CRTC’s preliminary view that incumbents should be required to provide an interim aggregated wholesale FTTP service pending the disposition of the consultation. In November 2023, the CRTC issued its decision imposing an interim wholesale mandate pending the final disposition of the proceeding. The interim order requires Bell to provide aggregated wholesale FTTP access in its incumbent Ontario and Quebec serving territories and requires us to provide the same service in our incumbent serving territory in Quebec. The CRTC did not make any similar order with respect to our incumbent serving territories in British Columbia or Alberta. Bell sought leave to appeal the interim order to the Federal Court of Appeal and a stay of the interim order pending the disposition of its leave application and appeal. Bell has also brought a petition to Cabinet to rescind the interim order and has sought alternative relief that would apply the decision nationwide and could exclude larger carriers from accessing the mandated service. In February 2024, the Federal Court of Appeal allowed Bell’s application for leave to appeal but dismissed its application for a stay. The petition remains under reserve. The remainder of the CRTC consultation proceeded to an oral hearing in February 2024. Final written submissions were submitted on April 22, 2024, and we anticipate a decision late this year or early next year. Until the CRTC, Cabinet and courts release their decisions in this matter, it is too early to determine the impact of this proceeding on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. TELUS, Bell, Rogers and SaskTel each filed tariffs containing proposed MVNO terms and conditions and the Commission granted final tariff approval in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use. Eligible wireless providers desiring MVNO access are entitled to commence negotiations. The Commission also issued Telecom Order 2023-171, where it approved updates to the domestic roaming tariffs of TELUS, Bell and Rogers to take into account the availability of seamless roaming and 5G services as part of mandated domestic roaming.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

We appealed two determinations from the Wireless Regulatory Framework Review decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. In December 2023, the Supreme Court of Canada granted us leave to appeal the issue of CRTC jurisdiction over mobile wireless transmission facilities. We anticipate the Supreme Court will hear the matter in late 2024 or in 2025.

On July 24, 2023, the CRTC issued its first MVNO arbitration decision in the context of a final offer arbitration between Rogers and Quebecor. The CRTC selected Quebecor’s offer for the MVNO data access rate, but the rate remains confidential. Rogers has filed an application with the Federal Court of Appeal seeking leave to appeal the CRTC’s decision. On October 10, 2023, the CRTC issued an arbitration decision about access to MVNO services by Quebecor from Bell. The CRTC selected the data rate as proposed by Bell. The impact of these decisions on us will be dependent on the commercial rates that we negotiate for MVNO access or are otherwise imposed by the CRTC through the final offer arbitration process, as well as the outcome of the Federal Court of Appeal process.

Quebecor and TELUS also completed final offer arbitration before the CRTC to determine MVNO data rates. The CRTC selected the TELUS rate for MVNO data rates, finding that the TELUS rate proposal would provide fair compensation to us for provision of MVNO services.

Consultation on amending the CRTC MVNO mandate to include additional retail market segments

On March 1, 2023, the CRTC issued Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Considering the inclusion of additional retail market segments, Telecom Notice of Consultation CRTC 2023-48. In this consultation, the CRTC is soliciting comments on whether the wholesale MVNO framework should be broadened to include enterprise, Internet of Things (IoT) and machine-to-machine (M2M) service. The record of this proceeding is now closed. Until the CRTC issues a decision in this consultation, it is too early to determine its impact on us.

Application to seek a review of domestic wholesale roaming rates

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by TELUS, Bell and Rogers for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. We have filed an answer to this application demonstrating why such a review is not warranted at this time and the CRTC has since issued requests for information to wireless services providers. The impact of this application is dependent upon whether the CRTC decides to undertake a review of mandated roaming rates and to what extent there are any changes for current tariffed rates.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act, among other things, to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-26, if passed, to, among other things, require the removal of existing Huawei and ZTE 5G equipment by June 28, 2024. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received second reading on March 27, 2023 and is now undergoing committee review. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

Government of Canada and CRTC activities to improve Canadian network resiliency

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023 and are participating in the consultation. ISED is also conducting further steps via the Canadian Security Telecommunications Advisory Committee (CSTAC) to examine network resiliency. We continue to participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Nova Scotia 911 legislation

In November 2022, Nova Scotia passed amendments to the Emergency 911 Act and the Emergency Management Act that, among other things, require telecommunications service providers to take certain actions to prevent certain outages, to inform stakeholders, and to refund customers in the case of certain outages. These amendments have received royal assent but have not been proclaimed into force. Most of the obligations of telecommunications service providers are to be set out in regulations, which have yet to be made by the Governor in Council. Until the regulations are made, it is too early to determine the impact of this legislation on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. Consistent with the CRTC’s requirements, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. On January 9, 2024, the national associations of Chiefs of Police, Fire Chiefs and Paramedic Chiefs filed an application seeking an extension to the NG9-1-1 implementation dates, from March 2025 to March 2026. TELUS and Bell supported the request. The outcome of this process is not expected to have a material impact on us as we continue our work to fully implement NG9-1-1.

On October 4, 2023, a group of public safety answering points (PSAPs), which are the entities that receive 9-1-1 calls and dispatch emergency services, filed an application to the CRTC asking that NG9-1-1 network providers, including us, make available a NG9-1-1 network testing environment for PSAPs. TELUS, Bell and Rogers opposed this application and are awaiting a Commission decision. The outcome of this application is not expected to be material and will not affect our ability to meet our regulatory mandate to implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The technical working group, the CRTC Interconnection Steering Committee, has examined the issue and filed a report about how internet service providers (ISPs) can implement network blocking of malicious botnet traffic. A Commission decision on that report is pending. The outcome is not expected to be material.

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

The Digital Charter Implementation Act, 2022 (C-27) proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, supported by extensive enforcement powers). C-27 is currently before the INDU Committee of the House of Commons. The Minister of Innovation, Science and Industry has proposed extensive amendments to all elements of C-27. The bill proposes significant changes to federal privacy legislation in Canada; however, until the bill is passed in its final form, we are unable to determine the materiality of the proposed changes.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, the Quebec National Assembly passed An Act to modernize legislative provisions as regards the protection of personal information, which received assent the same day. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec will be phased in over three years. The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. We are continuing to implement compliance for products, services and processes that are within the Act’s jurisdiction, as additional guidance is issued by the Quebec government and the provincial regulator.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

CRTC review of telecommunications services to the Far North

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in Canada’s North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147, initiating the second phase of this review, leaving open the potential for subsidy increases. A hearing was held in Whitehorse, Yukon, from April 17 to 21, 2023. Since then, the CRTC has issued some requests for information that suggested a subsidy of up to $55 million per year (of which we would pay approximately 25%) be created, and we have transferred incumbency in Atlin, British Columbia to Northwestel (along with associated obligations). The proceeding is now closed. A decision is expected later in 2024.

Amendments to the Competition Act

In February 2022, ISED announced its intention to undertake a review of the Competition Act, beginning with immediate, targeted amendments to the Act. The targeted amendments received royal assent on June 23, 2022 and included: (i) addition of a new provision to protect workers from agreements between employers that fix wages and restrict job mobility; (ii) addition of a new provision regarding “drip pricing” to both the civil and criminal prohibition on false or misleading representations; (iii) addition of an expanded list of factors to be considered when assessing the competitive impact of mergers, business practices and competitor collaborations; (iv) amendments to clarify an “anti-competitive act” for abuse of dominance; (v) amendments to provide access by private parties to the Competition Tribunal if they are directly and substantially affected by the conduct of another party; and (vi) introduction of an anti-avoidance provision to the notifiable transactions provisions of the Competition Act.

In November 2022, ISED commenced a consultation seeking input on further amendments to the Competition Act. The further consultations were commenced by the issuance of a discussion paper entitled The Future of Competition Policy in Canada, released in November 2022. ISED has outlined five areas of focus for the consultation: (i) merger review; (ii) unilateral conduct; (iii) competitor collaborations; (iv) deceptive marketing; and (v) administration and enforcement of the law. We filed comments setting out our views on these topics in response.

In December 2023, Bill C-56 received royal assent. The bill amends the Competition Act to, among other things, repeal the efficiencies defence in respect of mergers; enhance the powers of the Commissioner of Competition with respect to market studies; extend the civil competitor collaboration provisions to include certain agreements between non-competitors; and expand the abuse of dominance provisions.

Also in December 2023, the government introduced Bill C-59, which includes further amendments to the Competition Act. If passed, the Bill will, among other things, increase the rights of private parties and enhance merger enforcement powers regarding competitor collaborations and mergers.

Consultation regarding small cell access to wireline support structures

The CRTC has initiated a proceeding, Telecom Notice of Consultation CRTC 2024-25, Call for comments – Attachment of wireless facilities on support structures owned or controlled by incumbent local exchange carriers (ILEC), in order to examine the issues surrounding potential placement of wireless facilities on ILEC-owned or -controlled support structures. The consultation includes a consideration of the technical and operational challenges associated with such attachments, as well as CRTC jurisdiction in this area. Comments are to be submitted by April 5, 2024. Until the CRTC issues a determination in this proceeding, it is too early to determine its impact on us.

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. Concurrent with the tariff application proceeding, which included requests for information and replies to interventions, on February 28, 2023, British Columbia’s Ministry of Transportation and Infrastructure (MOTI) filed an application with the CRTC to stay the Commission’s directives in the decision, as well as to review and rescind or vary the decision. We responded on March 30, 2023, asking the Commission to dismiss MOTI’s review and vary application (R&V) and on May 16, 2023, the Commission denied MOTI’s request for a stay of the directives but has yet to conclude on the R&V. The R&V ruling is outstanding and is not expected to be material.

Legislation to ban the use of replacement workers during strikes and lockouts

In November 2023, the federal government introduced Bill C-58, which would, in certain circumstances, and with exceptions and limitations, prohibit employers in federally regulated industries from hiring replacement workers during work stoppages related to collective bargaining. If this Bill becomes law, it could affect how we continue to provide our services during strikes or lockouts, subject to the applicability of exceptions and limitations currently included in the bill.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which brings streaming services that operate over the internet expressly within the scope of the Broadcasting Act, was passed by Parliament and received royal assent on April 27, 2023. On May 12, 2023, the CRTC issued three notices of consultation for Phase 1 of the regulatory plan, including notices of consultation concerning the contribution framework that will apply to traditional and online broadcasting undertakings, the registration of online undertakings, and a review of exemption orders and basic conditions of service that will apply to online undertakings. We have participated in all three consultations. On September 29, 2023, the CRTC released policies relating to which online undertakings are required to register with the CRTC and the conditions of service that will apply to those undertakings. We participated in the CRTC’s hearing, which began on November 20, 2023, to consider the initial contribution regime that will apply to online undertakings. It is too early to determine the impact on us.

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations launched in 2021 and 2023 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although the next statutorily mandated review was supposed to be launched in 2022. It is unclear whether and how this might impact the timeline for comprehensive copyright reform legislation or whether such a copyright reform legislation will have a material impact on us. In the meantime, the federal government has made smaller changes to the Copyright Act, such as the inclusion in the 2022 budget of proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada’s obligations under the Canada-United States-Mexico Agreement.

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government conducted further consultations with stakeholder groups regarding the advice it received from the expert advisory group. On February 26, 2024, the government introduced a bill in Parliament, which, if passed, will create a new Online Harms Act, and amend the Criminal Code, the Human Rights Act and existing child pornography reporting legislation. Among other things, the legislation would require large social media providers to integrate safer design features and remove offending content, and would establish a new regulator to administer the legislation and an ombudsperson to address public concerns. The legislation would not hold ISPs liable for merely providing the service used to access the content in question. Until the bill is passed in its final form, it is too early to assess its impact upon us.

Amendments to the broadcasting fee regime

On August 23, 2023, the CRTC launched a consultation to consider amendments to its Broadcasting Fees Regulations to incorporate online undertakings into the framework for the recovery of broadcasting fees. In the consultation, the CRTC announced that it will no longer levy Part II broadcasting fees on broadcasting licensees, based on amendments to the Broadcasting Act. As a result, only Part I fees, which fund the CRTC’s operations, remain. On March 21, 2024, the CRTC released its amendments, expanding the number of payor companies to include online streamers, which may reduce the percentage of fees payable by traditional broadcasting undertakings.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2023 annual MD&A and have not materially changed since December 31, 2023. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three-month periods ended March 31
($ millions)	2024	2023
Net income attributable to Common Shares	127	217
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	213	149
Tax effect of restructuring and other costs	(48)	(32)
Real estate rationalization-related restructuring impairments	68	52
Tax effect of real estate rationalization-related restructuring impairments	(18)	(14)
Income tax-related adjustments	—	1
Other equity income related to real estate joint ventures	—	(1)
Unrealized changes in virtual power purchase agreements forward element	66	19
Tax effect of unrealized changes in virtual power purchase agreements forward element	(18)	(5)
Adjusted Net income	390	386

Reconciliation of adjusted basic EPS

	Three-month periods ended March 31
($)	2024	2023
Basic EPS	0.09	0.15
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.14	0.10
Tax effect of restructuring and other costs, per share	(0.03)	(0.02)
Real estate rationalization-related restructuring impairments, per share	0.04	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	(0.01)	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share	0.04	0.01
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share	(0.01)	—
Adjusted basic EPS	0.26	0.27

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

Available liquidity reconciliation

As at March 31 ($ millions)	2024	2023
Cash and temporary investments, net	2,164	877
Net amounts available from the TELUS Corporation revolving credit facility	1,578	876
Amounts available under trade receivables securitization program	500	11
Available liquidity	4,242	1,764

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

Three-month periods ended March 31 ($ millions, except ratio)	TTech		DLCX		Eliminations		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Capital expenditures excluding real estate development	693	688	26	20	(8)	—	711	708
Denominator – Operating revenues and other income	4,214	4,212	924	928	(206)	(176)	4,932	4,964
Capital expenditure intensity (%)	16	16	3	2	n/m	n/m	14	14

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2024	2023
Numerator – Sum of the last four quarterly dividends declared	2,159	1,955
Cash provided by operating activities	4,688	4,437
Less:
Capital expenditures	(2,834)	(3,352)
Denominator – Cash provided by operating activities less capital expenditures	1,854	1,085
Ratio (%)	116	180

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2024	2023
Sum of the last four quarterly dividends declared	2,159	1,955
Sum of the amounts of the last four quarterly dividends declared reinvested in Common Shares	(692)	(712)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,467	1,243
Denominator – Free cash flow	1,620	1,394
Ratio (%)	91	89

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2024	2023
Net income attributable to Common Shares	751	1,447
Income taxes (attributable to Common Shares)	199	491
Borrowing costs (attributable to Common Shares)[1]	1,226	937
Numerator	2,176	2,875
Denominator – Borrowing costs	1,226	937
Ratio (times)	1.8	3.1

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							140	224
Financing costs							394	320
Income taxes							41	55
EBIT	494	536	91	63	(10)	—	575	599
Depreciation	644	597	46	43	—	—	690	640
Amortization of intangible assets	313	320	60	62	—	—	373	382
EBITDA	1,451	1,453	197	168	(10)	—	1,638	1,621
Add restructuring and other costs included in EBITDA	208	141	10	18	—	—	218	159
EBITDA – excluding restructuring and other costs	1,659	1,594	207	186	(10)	—	1,856	1,780
Other equity income related to real estate joint ventures	—	(1)	—	—	—	—	—	(1)
Adjusted EBITDA	1,659	1,593	207	186	(10)	—	1,856	1,779

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		DLCX		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,659	1,593	207	186	(10)	—	1,856	1,779
Capital expenditures	(707)	(693)	(26)	(20)	8	—	(725)	(713)
Adjusted EBITDA less capital expenditures	952	900	181	166	(2)	—	1,131	1,066

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Calculation of EBITDA margin

Three-month periods ended March 31 ($ millions, except margin)	TTech		DLCX		Eliminations		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – EBITDA	1,451	1,453	197	168	(10)	—	1,638	1,621
Denominator – Operating revenues and other income	4,214	4,212	924	928	(206)	(176)	4,932	4,964
EBITDA margin (%)	34.4	34.5	21.3	18.1	n/m	n/m	33.2	32.7

Calculation of Adjusted EBITDA margin

Three-month periods ended March 31 ($ millions, except margin)	TTech		DLCX		Eliminations		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Adjusted EBITDA	1,659	1,593	207	186	(10)	—	1,856	1,779
Adjusted Operating revenues and other income:
Operating revenues and other income	4,214	4,212	924	928	(206)	(176)	4,932	4,964
Other equity income related to real estate joint ventures	—	(1)	—	—	—	—	—	(1)
Denominator – Adjusted Operating revenues and other income	4,214	4,211	924	928	(206)	(176)	4,932	4,963
Adjusted EBITDA margin (%)	39.4	37.8	22.4	20.1	n/m	n/m	37.6	35.9

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2024	2023
Numerator – EBITDA – excluding restructuring and other costs	7,224	6,818
Denominator – Net interest cost	1,297	956
Ratio (times)	5.6	7.1

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended March 31
($ millions)	2024	2023
EBITDA	1,638	1,621
Restructuring and other costs, net of disbursements	(11)	85
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	34	32
Effect of lease principal (IFRS 16 impact)	(178)	(130)
Items from the condensed interim statements of cash flows:
Share-based compensation, net	27	43
Net employee defined benefit plans expense	17	15
Employer contributions to employee defined benefit plans	(8)	(9)
Loss from equity accounted investments and other	5	—
Interest paid	(334)	(286)
Interest received	11	4
Capital expenditures[1]	(725)	(713)
Free cash flow before income taxes	476	662
Income taxes paid, net of refunds	(80)	(127)
Free cash flow	396	535

1	Refer to Note 31 of the interim consolidated financial statements for further information.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Three-month periods ended March 31
($ millions)	2024	2023
Free cash flow	396	535
Add (deduct):
Capital expenditures[1]	725	713
Effect of lease principal	178	130
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(349)	(617)
Cash provided by operating activities	950	761

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended March 31 ($ millions, except ratio)	2024	2023
Numerator – Net debt	27,280	26,250
Denominator – EBITDA – excluding restructuring and other costs	7,224	6,818
Ratio (times)	3.78	3.85

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended March 31 ($ millions)	2024	2023
Financing costs	1,347	773
Deduct: Employee defined benefit plans net interest	(7)	(8)
Add interest on long-term debt, excluding lease liabilities – capitalized	4	17
Add unrealized changes in virtual power purchase agreements forward element	(47)	174
Net interest cost	1,297	956

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

TELUS Corporation – Management’s discussion and analysis – 2024 Q1

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security subscriber means a subscriber on an active TELUS security plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other transactions facilitated by TELUS Health products and services.

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